CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-3

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP III, Limited, General Partner

Of Sentient GP III, LP, General Partner of Sentient Global Resources Fund III, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

October 7, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,582,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,582,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,746
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGRF III PARALLEL I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 357,044
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 357,044
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP III, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.04%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,118,150
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,118,150
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,118,150
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.74%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP IV, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,118,150
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,118,150
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,118,150
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.74%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SGRF III, Parallel I, LP (“Parallel I”), (iii) Sentient Executive GP III, Limited (“ Sentient Executive III”), (iv) Sentient Global Resources Fund IV, L.P. (“Fund IV”), and (v) Sentient Executive GP IV, Limited (“ Sentient Executive IV”)  (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive III is the general partner of the general partner of Fund III and Parallel I and makes the investment decisions for those entities. Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for Fund IV.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, LP which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, Parallel I, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund III, Parallel I, and Fund IV to purchase shares of common stock of Golden Minerals are funds held by them for investment.

Item 4.

Purpose of Transaction is amended to read as follows:

CUSIP No. 381119106

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

 Subscription Agreement. On October 7, 2011, Fund III, Parallel I, and Fund IV as Buyers and the Issuer as Seller entered into a Subscription Agreement concerning the purchase of shares of common stock of the Issuer (the “Subscription Agreement”) (Exhibit J). Pursuant to the Subscription Agreement, on October 7, 2011, Fund III purchased 909,375 shares, Parallel purchased 90,625, and Fund IV purchased 3,118,150 shares for a total of 4,118,150 shares of common stock of the Issuer, all at a purchase price of US$7.44 per share. The following table shows the number of shares of the Issuer’s common stock owned prior to and after the purchase pursuant to the Subscription Agreement as well as the purchase price paid by each and the percentage ownership of each.

	Number of Shares owned prior to October 7, 2011	Number of Shares Purchased October 7, 2011	Total Number owned as of October 7, 2011	Price (in US $) of shares purchased October 7, 2011	Total ownership as a % of outstanding shares
Fund III	2,673,371	909,375	3,582,746	$ 6,765,750	10.04%
Parallel I	266,419	90,625	357,044	$ 674,250	1.00%
Fund IV	0	3,118,150	3,118,150	$ 23,199,036	8.74%
Total

The percentage of outstanding shares is based upon the Issuer having a total of 35,685,035 shares issued and outstanding after the offering, including those owned by Fund III, Parallel I, and Fund IV.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

CUSIP No. 381119106

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer is amended to read as follows:

See Item 4.a. above.

Fund III owns 3,582,746 shares of the Issuer’s common stock.

Parallel I owns 357,044 shares of the Issuer’s common stock.

Fund IV owns 3,118,150 shares of the Issuer’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Regulation S Restrictions. All shares purchased pursuant to the Subscription Agreement were acquired pursuant to an exemption from registration in the United States provided by Regulation S and the certificates representing such shares will bear appropriate restrictive legends.

Registration Rights Agreements.  In connection with the Subscription Agreement, Fund III, Parallel I, and Fund IV entered into a Registration Rights Agreement (Exhibit K) whereby the Issuer agreed to register all shares acquired by Fund III, Parallel I and Fund IV for sale in the United States pursuant to the Subscription Agreement. The Issuer filed a registration statement which is effective concerning the shares of the Issuer owned by Fund III and Parallel I prior to this most recent purchase.

Item 7.

Material to be Filed as Exhibits

(A)

Common Stock Purchase Agreement dated December 29, 2009, by and among  Sentient Global Resources Fund III, LP and SGRF III Parallel I, LP as Buyers and Golden Minerals Company as Seller. (Filed as Exhibit 10.1 to the Report on Form 8-K filed by Golden Minerals reporting an event of December 29, 2009, which exhibit is  incorporated herein by this reference).

(B)

Lock Up Agreement from Fund III and Parallel I dated January 7, 2010. (Filed with the original filing reporting an event dated January 7, 2010, and incorporated herein by this reference).

(C)

Registration Rights Agreement dated January 7, 2010, by and among Golden Minerals, Fund III, and Parallel I (Filed with the original filing reporting an event dated January 7, 2010, and incorporated herein by this reference).

(D)

Filing Agreement dated January 7, 2010 by and among Sentient Global Resources Fund III, LP, SGRF III Parallel I, LP, and Sentient Executive GP III, Limited, General Partner. (Filed with the original filing reporting an event dated January 7, 2010, and incorporated herein by this reference).

CUSIP No. 381119106

(E)

Filing Agreement dated March 25, 2010 by and among Sentient Global Resources Fund III, LP, SGRF III Parallel I, LP, and Sentient Executive GP III, Limited, General Partner. (Filed with Amendment No. 1 reporting an event of March 24, 2010, and incorporated herein by this reference).

(F)

Subscription Agreement dated October 11, 2010 by and among Sentient Global Resources Fund III, LP and SGRF III Parallel I, LP as Buyers and Golden Minerals Company as Seller. (Filed as Exhibit 10.1 to the Report on Form 8-K filed by Golden Minerals reporting an event of October 7, 2010, which exhibit is  incorporated herein by this reference).

(G)

Lock Up Agreement from Fund III and Parallel I dated October 7, 2010. (Filed with Amendment No. 1 reporting an event of October 22, 2010, and incorporated herein by this reference).

(H)

Registration Rights Agreement dated October 22, 2010, by and among Golden Minerals, Fund III, and Parallel I (Filed as Exhibit 10.1 to the Report on Form 8-K filed by Golden Minerals reporting an event of October 22, 2010, which exhibit is  incorporated herein by this reference).

(I)

Filing Agreement dated October 22, 2010 by and among Sentient Global Resources Fund III, LP, SGRF III Parallel I, LP, and Sentient Executive GP III, Limited, General Partner. (Filed with Amendment No. 1 reporting an event of October 22, 2010, and incorporated herein by this reference).

(J)

Subscription Agreement dated October 7, 2011 by and among Sentient Global Resources Fund III, LP, SGRF III Parallel I, LP, and Sentient Global Resources Fund IV, LP as Buyers and Golden Minerals Company as Seller. (Filed as Exhibit 10.1 to the Report on Form 8-K filed by Golden Minerals reporting an event of October 7, 2011, which exhibit is incorporated herein by this reference).

(K)

Registration Rights Agreement dated October 7, 2011, by and among Golden Minerals, Fund III, Parallel I, and Fund IV (Filed as Exhibit 10.2 to the Report on Form 8-K filed by Golden Minerals reporting an event of October 7, 2011, which exhibit is  incorporated herein by this reference).

(L)

Filing Agreement dated October 7, 2011 by and among Sentient Global Resources Fund III, LP, SGRF III Parallel I, LP, Sentient Executive GP III, Limited, General Partner, Sentient Global Resources Fund IV, LP, Sentient Executive GP IV, Limited, General Partner. (Filed herewith).

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

     By: Sentient GP III, LP, General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:   _/s/ Greg Link_________

Greg Link, Director

Date: October 7, 2011

SGRF III Parallel I, L.P.

     By: Sentient GP III, LP, General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:   __/s/ Greg Link ________________

Greg Link, Director

Date: October 7, 2011

Sentient Executive GP III, Limited By: _/s/ Greg Link _____________ Greg Link, Director (Title) Date: October 7, 2011

Sentient Global Resources Fund IV, L.P.

     By: Sentient GP IV, LP, General Partner

            By: Sentient Executive GP IV, Limited,

                                     General Partner

By:   _/s/ Greg Link_________

Greg Link, Director

Date: October 7, 2011

Sentient Executive GP IV, Limited By: _/s/ Greg Link _____________ Greg Link, Director (Title) Date: October 7, 2011

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited and Sentient Executive GP IV, Limited are as follows. Neither Sentient Executive GP III, Limited nor Sentient Executive GP IV, Limited has any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 24, Australia Square Tower 264 Georg Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Susanne Sesselmann	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany